InfoSpace, Inc.

601 108th Avenue NE

Suite 1200

Bellevue, WA 98004

January 20, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re: InfoSpace, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Dear Ms. Collins and Ms. Kindelan:

InfoSpace, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated January 7, 2011 (the "Comment Letter"), regarding the Commission's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2009. The Comment Letter indicates that the Company must respond within 10 business days from the date thereof or inform the Staff of when the Company would provide a response. Per the voicemail messages on January 20, 2011, between Kathleen Collins of the Staff and the Company's counsel, Michael Ben of Honigman Miller Schwartz and Cohn LLP, the Company respectfully requests an additional 5 business days to respond to the Comment Letter. Due to obligations relating to the recent end of our fiscal year on December 31, 2010, our financial and accounting teams need additional time in order to prepare a response that will address the Staff's comments in a complete and detailed manner. Ms. Collins indicated that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly, and while the Company intends to respond sooner, the Company confirms that it will respond no later than January 28, 2011.

If you have any questions regarding the request made herein, please do not hesitate to call me at (425) 709-8020.

Thank you very much for your courtesy and cooperation in this matter.

INFOSPACE, INC.

/s/ Alesia Pinney

Alesia Pinney

General Counsel